UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             Edgecliff Holdings, LLC
                         Casuarina Cayman Holdings Ltd.
                            Edgecliff Management, LLC
                        1994 William J. Yung Family Trust
                                   Joseph Yung
                                 William J. Yung
            The 1998 William J. Yung and Martha A. Yung Family Trust
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                   May 4, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Edgecliff Holdings, LLC ("Edgecliff"), Casuarina Cayman Holdings Ltd. ("Casuarina"), Edgecliff Management, LLC ("Management"), the 1994 William J. Yung Family Trust (the "1994 Trust"), William J. Yung, Joseph Yung, and The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D filed by certain of the Reporting Persons on October 19, 1999, as amended by Amendment No. 1 filed on November 12, 1999, as amended by Amendment No. 2 filed on November 16, 1999, as amended by Amendment No. 3 filed on November 22, 1999, as amended by Amendment No. 4 filed on December 29, 1999, as amended by Amendment No. 5 filed on January 18, 2000, as amended by Amendment No. 6 filed on April 7, 2000 and as amended by Amendment No. 7 filed on April 18, 2000 (the "Schedule 13D"), in respect of the common stock, par value $.01 per share, of Lodgian, Inc., a Delaware corporation, as set forth below.

Item 4.  Purpose of Transaction.

         The information below supplements the information previously reported in Item 4.

         On May 4, 2000, Edgecliff filed Amendment No. 1 to its Preliminary Proxy Statement, a copy of which is attached hereto as Exhibit 15. The previously filed proxy statement was revised primarily in response to Securities and Exchange Commission comments.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index incorporated by reference in Item 7 of the Schedule 13D is hereby supplemented by adding the following to the end thereof.

         15. Amendment No. 1 to Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on May 4, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2000

                                  EDGECLIFF HOLDINGS, LLC

                                  By: /s/ William J. Yung
                                      -------------------
                                      Name: William J. Yung
                                      Title:  President


                                  CASUARINA CAYMAN HOLDINGS LTD.

                                  By: /s/ William J. Yung
                                      -------------------
                                      Name: William J. Yung
                                      Title:  President


                                  EDGECLIFF MANAGEMENT, LLC

                                  By: /s/ William J. Yung
                                      -------------------
                                      Name: William J. Yung
                                      Title:  President


                                  1994 WILLIAM J. YUNG FAMILY TRUST

                                  By: The Fifth Third Bank,
                                      as Trustee

                                  By: /s/ Timothy A. Rodgers
                                      ----------------------
                                      Name:  Timothy A. Rodgers
                                      Title: Trust Officer

                                      /s/ Joseph Yung
                                      ---------------
                                      Joseph Yung

                                      /s/ William J. Yung
                                      -------------------
                                      William J. Yung


                                  THE 1998 WILLIAM J. YUNG AND MARTHA A.
                                  YUNG FAMILY TRUST

                                  By: The Fifth Third Bank,
                                      as Trustee

                                  By: /s/ Timothy A. Rodgers
                                      ----------------------
                                      Name:  Timothy A. Rodgers
                                      Title: Trust Officer